

07007294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2007
WASH., D.C.
199

SEC FILE NUMBER
8 - 67172

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/24/05 (Inception) (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Veritas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

728 Devonshire Drive
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CINZIA CROCE (972) 690-5095
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

2300 Honey Locust Drive	Irving	Texas	75063
(Address)	(City)	(State)	

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cinzia Croce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Veritas Securities Group, Inc.**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public


KRISTINA TIJERINA
My Commission Expires
April 12, 2009

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAS SECURITIES GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
Veritas Securities Group, Inc.

We have audited the accompanying statement of financial condition of Veritas Securities Group, Inc. (a development stage company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the period from October 24, 2005 (inception) to December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritas Securities Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from October 24, 2005 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
March 19, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 11,289
TOTAL ASSETS	$ 11,289
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Total Liabilities	$ -
Stockholders' Equity	
Common stock, 2,000,000 shares authorized	
$10 par value, 1,100 shares issued and outstanding	11,000
Additional paid-in capital	6,000
Deficit accumulated during the development stage	(5,711)
TOTAL STOCKHOLDERS' EQUITY	11,289
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,289

See notes to financial statements.

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)
Statement of Income
Period from October 24, 2005 (Inception) to December 31, 2006

Revenue	$ -
Expenses	
Regulatory fees and expenses	5,017
Other expenses	694
TOTAL EXPENSES	5,711
NET LOSS	$ (5,711)

See notes to financial statements.

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
Period from October 24, 2005 (Inception) to December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balances at October 24, 2005 (Inception)	-	$ -	$ -	$ -	$ -
Issue common shares	1,100	11,000	-	-	11,000
Additional capital contributed	-	-	6,000	-	6,000
Net loss	-	-	-	(5,711)	(5,711)
Balances at December 31, 2006	1,100	$ 11,000	$ 6,000	$ (5,711)	$ 11,289

See notes to financial statements.

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)
Statement of Cash Flows
Period from October 24, 2005 (Inception) to December 31, 2006

Cash flows from operating activities:	
Net loss	$ (5,711)
Cash flows from financing activities:	
Issue common shares	11,000
Additional capital contributed	6,000
Net cash provided by financing activities	17,000
Net increase in cash	11,289
Cash at beginning of period	-
Cash at end of period	$ 11,289

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See notes to financial statements.

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Veritas Securities Group, Inc. (the Company) was incorporated in the state of Texas on October 24, 2005 (Inception). The Company' registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective May 15, 2006. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has no customers and has not transacted any securities business and is therefore currently in the development stage.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(i) provide that the Company limit its business to the selling of mutual funds, variable annuities, and direct participation programs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash is short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amount that approximates fair value.

Security Transactions

Security transactions and the related commission revenue and expense will be recorded on a trade date basis.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $11,289 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward of $5,711 available to offset future taxable income, which expires in 2026. The net operating loss carryforward creates a deferred tax asset of approximately $850, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 4 - Related Party Transactions

The majority shareholder provides office space for the Company at no cost to the Company.

Schedule I

VERITAS SECURITIES GROUP, INC.
(A Development Stage Company)
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2006

Total stockholders' equity qualified for net capital	$ 11,289
Deductions and/or charges	-
Net Capital	$ 11,289
Aggregate indebtedness	
Total aggregate indebtedness	$ -
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or 12 1/2% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 6,289
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by Veritas Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Veritas Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Veritas Securities Group, Inc. (the Company) for the period May 15, 2006 (effective date of SEC registration) to December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
March 19, 2007

END